Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Brookfield Renewable Restricted Unit Plan of Brookfield Renewable Partners L.P. (the “Partnership”) of our reports dated February 29, 2024, with respect to the consolidated statements of financial position of the Partnership as at December 31, 2023 and 2022 and the consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the effectiveness of internal control over financial reporting of the Partnership as of December 31, 2023, included in the Partnership’s Annual Report on Form 20-F, as amended by Form 20-F/A, for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 13, 2025